WARREN RESOURCES, INC.

1114 Avenue of the Americas

34th Floor

New York, NY 10036

January 29, 2009

VIA EDGAR AND MESSENGER

Ms. Jill Davis

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:      Ronald Winfrey,

Petroleum Engineer

Re:        Warren Resources, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Filed on March 4, 2008

File No. 001-34169

Dear Ms. Davis:

On behalf of Warren Resources, Inc. (the “Company”), this letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Form 10-K in the Staff’s letter dated December 30, 2008.  Set forth below are the Staff’s comments in bold type, with each comment followed by the Company’s response.  These responses are provided to you as supplemental information.  Where necessary we have included additional supplemental information as exhibits, as referenced in each of our responses.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business and Properties, page 4

California Projects, page 6

1. We note the significant portion of your proved reserves that are undeveloped in the Wilmington Townlot Unit and the North Wilmington Unit. Please furnish to us the petroleum engineering reports – in hard copy and electronic format - you used as the basis for your year-end 2007 proved reserve disclosures. Please ensure that the report includes:

The Company has provided a copy of the relevant portion of the independent petroleum engineering reserve report issued by Williamson Petroleum Consultants, Inc. (“Williamson”) for the year-ended December 31, 2007 as well as the supplemental information requested relating to the proved reserve disclosures contained in the 2007 Form 10-K in a separate letter addressed to Mr. Ronald Winfrey dated even date herewith requesting confidential treatment of such information pursuant to Rule 83 (17 C.F.R. 200.83) and applicable regulations of the Commission under Rule 418 of the Securities Act of 1933, as amended, and Regulation C thereunder, Rule 12b-4 under the Securities Exchange Act of 1934 and Rule 101(c)(2) of Regulation S-T (the “Confidential Submission”).

a) One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties.

The requested information has been provided in the Confidential Submission.

b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties.

The requested information has been provided in the Confidential Submission.

c) Individual income forecasts for each well/pattern in the WTU and North Wilmington Unit. Include an AFE for each type of well in the development plan for the two units.

The requested information has been provided in the Confidential Submission.

d) Engineering exhibits (e.g., maps, performance plots, volumetric calculations) for each of the two units. Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for secondary recovery operations in the two units as well as analogies and other support for your assumed drainage areas and recovery efficiencies.

The requested information has been provided in the Confidential Submission.

2. We note your reference on pages 6 and 7 to your secondary/tertiary recovery plans. Please describe your activities to date in this regard as prescribed by Instruction 3 to Item 102 of Regulation S-K.

Response:  We first note that all of the proved reserves for the California Projects are based solely upon primary and secondary recovery methods in accordance with Rule 4-10 of Regulation S-X and no proved reserves are booked based upon tertiary recovery methods.

The reference to pursuing tertiary recovery is based upon the Company’s testing of the use of alkaline-surfactant-polymer (“ASP”) chemical flooding for the Upper Terminal formation within the Wilmington Townlot Unit which began in late 2007.  The Company engaged Surtek, Inc. a Golden, Colorado based consulting firm, to evaluate the WTU for chemical tertiary recovery potential.  Specifically, ASP flood potential was considered based on historical chemical flood testing in the Wilmington Field.  However, because of current market conditions with respect to the price of oil, we do not intend to further pursue the possibility of a tertiary recovery program in 2009.  As a result, reference to the consideration of a possible tertiary recovery program will not be included in the Company’s Form 10-K for the fiscal year ended December 31, 2008.

Oil and Gas Reserve Information, page F-36

Changes in Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves, page F-39

3. FAS 69, paragraph 33(g) specifies the line item “Previously estimated development costs incurred during the period” for the reconciliation of changes to the standardized measure. We note the omission of this item from your document. With a view toward possible disclosure, please explain to us how you will comply with FAS 69.

Response:  In previous filings, the Company has included both changes in estimated future development costs (FAS 69, paragraph 33(b)) and previously estimated development costs incurred (FAS 69, par. 33(g)) in the line item “Net changes in development costs”. We acknowledge the Staff’s comments and will include the line item “Previously estimated development costs incurred during the period”  in its Form 10-K for the fiscal year ended December 31, 2008, which will be filed within 45 days (by March 16, 2009). This exact line item and the corresponding quantitative amount will be included for each of 2008, 2007 and 2006 in the form of the following table:

Change in Standardized Measure of Discounted Future net Cash Flows

Related to Proved Oil and Gas Reserves

	Year ended December 31,
	2008	2007		2006
	(Amounts in thousands)
Sales, net of production costs and taxes	$ *	$(36,385)		$(17,554)
Discoveries and extensions	*	74,470		61,626
Purchase of reserves in place	*	20,046		4,493
Changes in prices and production costs	*	521,528		(56,899)
Revisions of quantity estimates	*	(67,308)		(13,051)
Previously estimated development costs incurred during the period	*	82,892	(a)	84,868	(a)
Changes in development costs	*	(173,600	)(a)	(102,580	)(a)
Interest factor—accretion of discount	*	62,387		63,791
Net change in income taxes	*	(49,166)		(36,156)
Changes in production rates (timing) and other	*	(28,289)		(38,742)
Net (decrease) increase	—	406,575		(50,204)
Balance at beginning of year	*	412,576		462,780
Balance at end of year	$ *	$819,151		$412,576

Note: a   -  preliminary figure subject to change

Registrant’s Closing Comments

In connection with responding to the foregoing comments, the Company hereby acknowledges that:

(1)          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to provide you with everything requested. If you have any questions with respect to the foregoing, please contact Roy Williamson of Williamson Petroleum Consultants, Inc., the Company’s independent petroleum engineers, at (432) 685-6100 or the undersigned at (212) 697-9660.

Thank you for your attention to this filing.  We look forward to hearing from you shortly.

Very truly yours,

/s/ David E. Fleming

David E. Fleming
Senior Vice President and General Counsel

cc:                                 Mr. Alan Talesnick, Patton Boggs, LLP

Mr. Roy Williamson, Williamson Petroleum Consultants, Inc.

Mr. Rick McCune, Grant Thornton, LLP

Mr. Norman F. Swanton, Warren Resources, Inc.